Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	September 30,
	2008	2007
	(Dollars in thousands)
EARNINGS:
Income before income taxes, minority interest and extraordinary item	$483,301	$747,260
Add (deduct):
Equity in earnings of unconsolidated entities	(66,945)	(71,394)
Distributions from unconsolidated entities	51,224	47,871
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(14,815)	(12,024)
	452,765	711,713
Add fixed charges:
Consolidated interest expense (1)	108,634	162,776
Interest portion (1/3) of consolidated rent expense	35,238	34,473
	$596,637	$908,962

FIXED CHARGES:
Consolidated interest expense(1)	$108,634	$162,776
Capitalized interest	870	582
Interest portion (1/3) of consolidated rent expense	35,238	34,473
	$144,742	$197,831

RATIO OF EARNINGS TO FIXED CHARGES	4.12	4.59

Tax-effected preferred dividends	$62	$65
Fixed charges	144,742	197,831
Fixed charges and preferred dividends	$144,804	$197,896

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	4.12	4.59

(1) Interest expense on income tax contingencies is not included in fixed charges.